Exhibit 12.1
DST Systems, Inc. Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)

	2014	2013	2012	2011	2010
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$756,260	$521,874	$487,385	$252,336	$439,811
Add:
Fixed Charges	39,808	48,199	58,274	60,343	57,840
Amortization of capitalized interest	13	50	56	53	56
Distributed earnings of equity investees	1,799	129,412	4,540	—	2,517
Subtract:
Capitalized Interest	—	—	—	—	—
Pretax income as adjusted	$797,880	$699,535	$550,255	$312,732	$500,224

Fixed charges:
Interest expense	$26,678	$34,528	$43,514	$46,476	$46,133
Interest capitalized	—	—	—	—	—
	26,678	34,528	43,514	46,476	46,133
Portion of rents representative of an appropriate interest factor	13,130	13,671	14,760	13,867	11,707
Total fixed charges	$39,808	$48,199	$58,274	$60,343	$57,840

Ratio of earnings to fixed charges	20.0	14.5	9.4	5.2	8.6